FORM 18-KA

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5 to

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED *

(As of close of fiscal year)

Title of issue _____________________________	Amounts as to which registration is effective ________________________________	Names of exchanges on which registered ____________________________
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN F. PRATO

Canadian Consulate General

1251 Avenue of the Americas

New York, NY  10020

Copies to:
JASON R. LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division - FINANCE Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

*  The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.13

2011-2012 First Quarter Report, October 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 11th day of October  2011.

PROVINCE OF NEW BRUNSWICK

By     /s/Leonard Lee-White

---------------------------------------------

Name: Leonard Lee-White

Title:

Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.13

2011-2012 First Quarter Report, October 2011

.